Exhibit 99.1

Glory Star Takes Strategic Investment from an affiliate of Baidu Yi Xin at US$10.31 per Share

BEIJING, Nov. 17, 2020 (GLOBE NEWSWIRE) -- Glory Star New Media Group Holdings Limited (NASDAQ: GSMG) (“Glory Star” or the “Company”), a leading mobile and online digital media and entertainment company in China, today announced that it has completed the closing of the subscription agreement with Hong Kong Duoku Limited, an affiliate of Baidu Yi Xin Network Technology (Beijing) Co., Ltd. (“Baidu Yi Xin”), for the issuance of 193,986 Ordinary Shares at a purchase price of $10.31 per share.

In 2011, Baidu Yi Xin was established as a joint venture between Baidu Inc., the operator of the world's largest Chinese search engine service, and NTT Docomo Inc., the predominant mobile phone operator in Japan. By utilizing Baidu Inc.’s mobile business as its foundation, Baidu Yi Xin has refined its operations for mobile games, digital reading, and online music services to provide mobile Internet users with best-in-class entertainment services and become an independent network technology company.

“Through its affiliate, We are excited to announce the addition of Baidu Yi Xin as a strategic shareholder in Glory Star as it maintains a number of competitive advantages and is highly-regarded throughout the industry,” commented Mr. Bing Zhang, Chairman and Chief Executive Officer of Glory Star. “Video content-driven e-commerce is widely expected to become the next trillion-dollar market in China as a result of the emergence and implementation of 5G technology. The strategic investment from Baidu Yi Xin once again demonstrates the favorable growth potential of both Glory Star and the video content-driven e-commerce industry as a whole in the era of 5G. As a pioneer in China’s PGC video content-driven e-commerce space, we are confident that such industry developments will be quite advantageous to our future growth trajectory. Looking ahead, we plan to continue working hand in hand with Baidu Yi Xin to both accelerate our growth and consolidate our market leading position.”

The Ordinary Shares issued to Hong Kong Duoku Limited were issued pursuant to an exemption from registration under the Securities Act of 1933 (the “Securities Act”). The securities have not been and will not be registered under the Securities Act or any state or other jurisdiction's securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions' securities laws.

About Glory Star New Media Group Holdings Limited

Glory Star New Media Group Holdings Limited is a leading mobile entertainment operator in China. Glory Star’s ability to integrate premium lifestyle content, including short videos, online variety shows, online dramas, live streaming, its Cheers lifestyle video series, e-Mall, and mobile app, along with innovative e-commerce offerings on its platform enables it to pursue its mission of enriching people’s lives. The company’s large and active user base creates valuable engagement opportunities with consumers and enhances platform stickiness with thousands of domestic and international brands.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions  (or the negative versions of such words or expressions ) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic; and other factors listed in the Company’s Annual Report on Form 10-K for the year ending December 31, 2019 and in other filings made by the Company with the Securities and Exchange Commission from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Contacts

Glory Star New Media Group Holdings Limited
Yida Ye
Email: yeyida@yaoshixinghui.com

ICR Inc.
Sharon Zhou
Tel: +1 (646) 308-0546
Email: gsnm@icrinc.com